

Mail Stop 3561

September 10, 2015

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, CA 90212

> **Re:** **Reign Sapphire Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 18, 2015**
> **File No. 333-204486**

Dear Mr. Segelman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2015 letter.

General

1. We have reviewed your response to comment 2. Please disclose in your prospectus your lack of intentions and plans to merge with an unidentified company.

2. We have reviewed your response to comment 3. Your response states that selling shareholders "cannot and will not" sell shares until "the Company has been successful in getting its shares quoted on the OTCBB and/or OTCQB." Please confirm whether this is a requirement or pre-condition for the secondary offering to begin or proceed and, if true, please disclose such requirement in the appropriate sections with respect to the secondary offering.

Prospectus Cover Page

3. In the second paragraph, please clarify that the selling shareholders will sell at a fixed price of $0.50 per share for the duration of the offering or until shares are quoted on the OTCBB or OTCQB at which time they will be sold at prevailing market prices or privately negotiated prices.

4. In the third paragraph, please clarify that this paragraph relates to the primary portion of the offering. Likewise, please clarify that this is the case in the "'Best efforts' offering" and "Subscriptions irrevocable" sections on page 6.

Dilution, page 20

5. The amounts presented for your net tangible book value and net tangible book value per share before the offering at June 30, 2015 do not appear to be correct. Specifically, it appears that you have negative net tangible book value before the offering at June 30, 2015, after deducting the intangible assets reflected in your balance sheet at that date. In addition, it appears that your post offering net tangible book value per share under each of the 25%, 50%, 75% and 100% offering scenarios should be revised. Please revise your disclosures or advise us why you believe no revision is necessary.

6. We note your response to comment 16. However, although we note you have added a caption for the number of shares held by existing shareholders, it does not appear that you have disclosed the number of shares held by existing shareholders. Accordingly, as previously requested, please revise your tabular presentation to also disclose the number of shares held by existing shareholders at June 30, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Historical Development, page 23

7. We note that your operations include outsourcing the processing, refining, jewelry making (with respect to both design and manufacture), and quality control of the sapphires purchased from Australian mines. Please explain how outsourcing such a major portion of your operations makes you "vertically integrated."

Plan of Operations

Market Opportunities & Marketing Strategy, page 27

8. Please provide support for your statements regarding the jewelry industry. For example, "households with annual income of $60,000 to $100,000 account for the largest proportion of jewelry industry sales."

9. As previously requested in comment 18, please revise your disclosure to describe each milestone that you need to accomplish in order to implement your business plan over the next 12 months. In this regard, please describe how you will achieve each milestone, quantify the estimated cost to achieve such milestone, and delineate the timeframe for achieving such milestone.

Description of Business, page 38

10. In addition to the revisions made in response to comment 29, please include disclosures to clarify the distinction between the legacy Australian Sapphire Corporation and the Australian Sapphire Corporation that holds shares in the Company.

11. We note the revised disclosure regarding your relationships with suppliers, designers and manufacturers. Please disclose whether you have any contractual relationships with such persons and the material terms of such contracts. Please also file such agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you are not required to do so. If you do not have any such contractual relationships, please say so.

Going Concern, page 33

12. We have reviewed your responses to comments 24 and 25. We do not see disclosure of the anticipated monthly cash outflow of $25,000 nor do we see disclosure of the historical monthly cash outflow. Please provide disclosure of your rate of negative cash flow per month and the duration that available cash can sustain your current operations.

Products, page 39

13. According to the Notes to Financial Statements, you acquired $450,000 worth of loose sapphire inventory from an unrelated third party and Mr. Segelman. We also note that the current value of your inventory is $443,508. Please revise your disclosure to identify your principal suppliers and the nature of any continuing supplier relationships with these parties.

Competition

Competitive Analysis and Strategy, page 42

14. You have stated that you will not sell rough or processed sapphires. However, we note that your wholesale revenues currently derive from sales of loose sapphires. Please clarify the distinction between your intentions and your wholesale operations.

Security Ownership of Principal and Selling Stockholders, page 45

15. We note that Corprominance LLC is listed as a selling stockholder but is not offering any shares for sale. Please advise or remove Corprominance LLC from the table.

Plan of Distribution, page 49

16. Please revise the first paragraph to clarify that the Company will sell the offered shares at the fixed price for the duration of the offering.

17. In the third paragraph, please clarify that this paragraph relates to the primary portion of the offering. Likewise, please clarify that this is the case in the "Procedures for Subscribing" section on page 52.

Item 16. Exhibits and Financial Statement Schedules, page F-26

18. Please confirm, with respect to advances from Mr. Segelman, that the past loans were not and future loans will not be made pursuant to any written loan agreements or promissory notes or, if they were, file those agreements as exhibits.

Financial Statements

Notes to Financial Statements

Note 3 – Summary of Significant Accounting Policies

Foreign Currency – Functional and Presentation Currency, page F-10

19. We note your response to comment 38. You state that you have determined that the U.S. Dollar is your functional currency as sales prices and major costs of operating expenses are primarily influenced by fluctuations in the U.S. Dollar. You also state that the company's operations are headquartered and operating in the U.S. Your disclosure in the third paragraph in Note 1 on page F-8 states that your business operated under the name UWI Holdings Corporation (UWI), a company established in Canada until December 31, 2014 when it merged with and into Reign Sapphire Corporation (Reign Sapphire), a Delaware corporation which was established on December 15, 2014. You disclose that UWI is the predecessor of Reign Sapphire. Please confirm to us, if true, that while you were operating as UWI (including its predecessors), the functional currency of the company was the U.S. Dollar for the reasons enumerated in your previous response. If not true, please revise your financial statements as appropriate or explain why no revision is considered necessary. Please refer to ASC 830-10-45 in preparing your response.

<u>Inventories, page F-11</u>

20. We note your response to comment 41 and your revised disclosure in Note 4 on page F-15 that (the fair value of) your inventory is reviewed each quarter against industry prices from gem-guides and if there is a potential impairment, you would appraise the inventory. We also note that you have your inventory appraised at annually or sooner if there is potential impairment. Please similarly revise your inventory accounting policy footnote presented in Note 3 to clarify that you adjust your inventory to lower of cost or market at each balance sheet date or on a quarterly basis.

       You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

                                 Sincerely,

                                 /s/ Lilyanna Peyser for

                                 Mara Ransom
                                 Assistant Director
                                 Office of Consumer Products

cc: Alan Gutterman